UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                (Amendment No.--)

                    Under the Securities Exchange Act of 1934



                              Armitage Mining Corp.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   042237107
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                                 (CUSIP Number)

                                  Michael Potts
                        8100 East Union Ave., Suite 1206
                                   Denver, CO
                                      80237
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 27, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1     Name of Reporting Person.

       Michael Potts
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 2     Check the Appropriate Box if a Member of a Group
                                                              (a) [ ]
                                                              (b) [ ]
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 3     SEC Use Only
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 4     Source of Funds   PF
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 5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                         [ ]
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6     Citizenship or Place of Organization

        United States of America - Michael Potts

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       Number of
       Shares
       Beneficially         7    Sole Voting Power    1,000,000
       Owned by             8    Shared Voting Power  0
       Each                 9    Sole Dispositive Power 1,000,000
       Reporting           10    Shared Dispositive Power 0
       Person
       With

 11    Aggregate Amount Beneficially Owned by Reporting Persons

        1,000,000
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 12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]
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 13    Percent of Class Represented by Amount in Row (11)

        58.82%
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 14    Type of Reporting Person        IN
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


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Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $.001 per share, of Armitage Mining Corp., (the "Issuer"). The principal executive office of the Issuer is located at 8100 East Union Ave, suite 1260, Denver, CO. 80237
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Item 2.  Identity and Background.

(a)
   Michael Potts (individual residing in Colorado)

(b) 8100 East Union Ave, suite 1260, Denver, CO. 80237

(c) Michael Potts is a private investor and the managing partner of Galway Investments, based in Denver, Colorado.

(d) Michael Potts has not been convicted in any criminal proceedings during the last five years.

(e) Michael Potts has not been a party to any civil proceedings during the last five years.

(f) United States of America

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Item 3.  Source and Amount of Funds or Other Consideration.

Michael Potts used personal funds to purchase the shares of Common Stock.
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Item 4.  Purpose of Transaction.


The purpose of the acquisition was made by the Reporting Person to obtain a controlling equity interest in the Issuer in contemplation of acquiring, in the future by merger, a company with a viable operating business.


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Item 5.  Interest in Securities of the Issuer.

(a) Michael Potts owns 1,000,000 shares of Common Stock, par value $.001 per share, of Armitage Mining Corp. equivalent to approximately 58.82% of the Common Stock of Armitage Mining Corp.

(b) With respect to the shares that are held by Michael Potts, Mr. Potts has the sole power to vote and dispose or direct the disposition of such shares.

(c) A complete description of the transaction pursuant to which the Reporting Person acquired beneficial ownership of the Common Stock is provided in the current report on Form 8-K filed by the Issuer on July 27, 2006 and is incorporated herein by reference.

(d) No other person other than Michael Potts has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the common stock owned beneficially by Michael Potts

(e) Not Applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to securities of the Issuer.

n/a
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Item 7.  Materials to be Filed as Exhibits.

None
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 4, 2006
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By:    /s/ Michael Potts
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       Michael Potts, an individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)